EXHIBIT 99.1



AFLAC INCORPORATED ANNOUNCES FOURTH QUARTER RESULTS, INCREASES QUARTERLY CASH DIVIDEND

COLUMBUS, Georgia - January 31, 2005 - Aflac Incorporated today reported its fourth quarter results.

Total revenues, which reflected a stronger average yen/dollar exchange rate, were $3.4 billion in the fourth quarter of 2004, or 21.1% higher than a year ago. Net earnings were $418 million, or $.81 per diluted share, compared with $73 million, or $.14 per diluted share, a year ago. Net earnings in the fourth quarter of 2004 included realized investment losses of $3 million, or $.01 per diluted share, compared with realized investment losses of $175 million, or $.34 per diluted share, in the fourth quarter of 2003. Net earnings in the fourth quarter also included a loss of $7 million, or $.02 per diluted share, as a result of the change in fair value of the interest rate component of the cross-currency swaps related to the company's senior notes as required by SFAS 133. In the fourth quarter of 2003, the impact from SFAS 133 reduced net earnings by $14 million, or $.02 per diluted share. Fourth quarter net earnings in 2004 also benefited by $128 million, or $.25 per diluted share, from a release of the valuation allowance for deferred tax assets resulting from passage of the American Jobs Creation Act of 2004.

We believe that an analysis of operating earnings, a non-GAAP financial measure, is vitally important to an understanding of Aflac's underlying profitability drivers. We define operating earnings as the profits we derive from our operations before realized investment gains and losses, the impact from SFAS 133, and nonrecurring items.

Management uses operating earnings to evaluate the financial performance of Aflac's insurance operations because realized gains and losses, the impact from SFAS 133, and nonrecurring items tend to be driven by general economic conditions and events, and therefore obscure the underlying fundamentals and trends in Aflac's insurance operations.

Operating earnings in the fourth quarter of 2004 were $300 million, compared with $262 million a year ago. Operating earnings per diluted share rose 18.0% to $.59, compared with $.50 per diluted share in the fourth quarter of 2003.

For the year, total revenues rose 16.0% to $13.3 billion in 2004. Net earnings were $1.3 billion, or $2.52 per diluted share, compared with $795 million, or $1.52 per diluted share, a year ago. Operating earnings were $1.2 billion, or $2.30 per diluted share, compared with $989 million, or $1.89 per diluted share, in 2003. Excluding the benefit of $.08 per share from the stronger yen, operating earnings per diluted share increased 17.5% for the year.

The board of directors increased the quarterly cash dividend 15.8% from $.095 to $.11 per share, effective with the first quarter of 2005. The first quarter dividend is payable on March 1, 2005, to shareholders of record at the close of business on February 18, 2005. This marks the 22nd consecutive year in which the cash dividend has been increased.

Commenting on the company's results, Chairman and Chief Executive Officer Daniel P. Amos stated: "We were pleased that Aflac Japan's total new annualized premium sales were better than our expectations for the quarter. In the fourth quarter, new sales increased 5.3% from a year ago to a record 33.4 billion yen, or $316 million. New sales in the quarter benefited from solid sales growth of the medical and ordinary life categories. Total new annualized premium sales were up 1.1% to 122.5 billion yen, or $1.1 billion for the full year. New sales growth in 2004 was held down by declines in Rider MAX sales and conversions in addition to lower sales through Dai-ichi Mutual Life. Excluding sales through Dai-ichi, sales from our traditional channels were up 9.3% in the fourth quarter and 4.0% for the year.

"We introduced two new versions of EVER in January 2005 in order to better segment the market and extend the growth of medical sales. We believe the added benefits of the new products will appeal to a broader group of consumers. We also believe that the continued expansion of our product line and sales force, combined with Aflac's leading market position, will enable us to produce a 5% to 10% increase in total new annualized premium sales in yen for 2005.

"Aflac U.S. produced total new annualized premium sales in the fourth quarter of $343 million, a .5% decrease from the fourth quarter of 2003. For the year, total new sales were up 5.1% to $1.2 billion. These results were below our expectations for both the quarter and for the year. We continue to believe our slower sales growth has resulted primarily from the significant changes we made to our sales management team in 2003 and at the start of 2004. While we believe the basics of our infrastructure are in place, we will continue to focus on providing resources and support to strengthen, train, and grow our sales force.

"We are convinced that the best approach to the vast U.S. market potential is to expand our distribution system and our product line. In that regard, we were encouraged that recruitment of new sales associates picked up in the fourth quarter. New agent recruitment rose 5.9% in the fourth quarter, which was the largest increase we have experienced since the fourth quarter of 2002. We have also restructured our training department and are intensifying our training efforts, which we hope will lead to improved agent retention and productivity. In the product area, we recently developed an innovative vision product that will be rolled out to the market in mid-2005. We believe it is unique to the marketplace, and we look for vision care to be a solid addition to our already strong product line. We are convinced we are taking the correct steps to re-ignite new sales growth. However, we believe new sales in the first quarter of 2005 will likely decline, due in part to difficult comparisons to 2004. As a result, we believe it will be the second quarter at the earliest before we see improved growth. As such, we have established a target of a 3% to 8% increase in new sales for 2005.

"Our view of the U.S. and Japanese markets has not changed, and we remain encouraged about the outlook for our business. We believe rising out-of-pocket expenses for consumers will drive a growing need for the products we sell.   Furthermore, we believe our business model is sound, and that our many competitive strengths are intact.

"We are very pleased that our financial results kept pace with our expectations throughout 2004. And we are proud that we exceeded our primary financial objective of increasing operating earnings per diluted share 17% in 2004, excluding the impact of the yen. Our ability to achieve financial targets when new sales are soft reflects the underlying strength of our operations. Due to that strength, our goals for 2005 and 2006 remain unchanged. Our objective is to increase operating earnings per diluted share by 15% in 2005 and 2006 before currency translation."

Aflac is the number one provider of guaranteed-renewable insurance in the United States and Japan. Aflac's innovative products provide protection to more than 40 million people and go beyond traditional insurance by directly paying claimants with cash benefits. Aflac's products are primarily sold at worksites in the United States. In Japan, Aflac is the largest life insurer in terms of individual insurance policies in force. In January 2005, Aflac was included in *Fortune* magazine's list of "The 100 Best Companies to Work For in America" for the seventh consecutive year. Aflac has also been included in *Forbes* magazine's "Platinum 400 List of Best Big Companies in America" for five consecutive years and in *Fortune* magazine's listing of "America's Most Admired Companies" for four consecutive years. Aflac Incorporated is a Fortune 500 company listed on the New York Stock Exchange under the symbol AFL. To find out more about Aflac, visit aflac.com.

Aflac Incorporated will webcast its fourth quarter analyst presentation on the Investor Relations page of aflac.com at 7:10 p.m. (EST), Wednesday, February 2.

AFLAC INCORPORATED AND SUBSIDIARIES CONSOLIDATED SUMMARY OF EARNINGS
(UNAUDITED -- IN MILLIONS, EXCEPT FOR SHARE AND PER-SHARE AMOUNTS)

THREE MONTHS ENDED DECEMBER 31,	2004	2003	% Change
Total revenues	$ 3,448	$ 2,847	21.1%
Operating earnings	300	262	14.8
Reconciling items, net of tax:			
Realized investment gains (losses)	(3)	(175)	
Impact from SFAS 133	(7)	(14)	
Release of deferred tax asset valuation allowance	128	-	
Net earnings	418	73	475.1
Operating earnings per share - diluted	.59	.50	18.0
Reconciling items, net of tax:			
Realized investment gains (losses)	(.01)	(.34)	
Impact from SFAS 133	(.02)	(.02)	
Release of deferred tax asset valuation allowance	.25	-	
Net earnings per share - diluted	.81	.14	478.6
Net earnings per share - basic	.83	.14	492.9
Cash dividends paid per share	.095	.08	18.8
Shares used to compute earnings per share (000):			
Basic	504,495	511,239	(1.3)
Diluted	512,934	520,192	(1.4)

TWELVE MONTHS ENDED DECEMBER 31,			
Total revenues	$ 13,281	$ 11,447	16.0%
Operating earnings	1,186	989	19.9
Reconciling items, net of tax:			
Realized investment gains (losses)	(5)	(191)	
Impact from SFAS 133	(13)	(3)	
Release of deferred tax asset valuation allowance	128	-	
Japan pension obligation transfer	3	-	
Net earnings	1,299	795	63.3
Operating earnings per share - diluted	2.30	1.89	21.7
Reconciling items, net of tax:			
Realized investment gains (losses)	(.01)	(.37)	
Impact from SFAS 133	(.03)	-	
Release of deferred tax asset valuation allowance	.25	-	
Japan pension obligation transfer	.01	-	
Net earnings per share - diluted	2.52	1.52	65.8
Net earnings per share - basic	2.56	1.55	65.2
Cash dividends paid per share	.38	.30	26.7
Shares used to compute earnings per share (000):			
Basic	507,333	513,220	(1.1)
Diluted	516,421	522,138	(1.1)

Analyst and investor contact - Kenneth S. Janke Jr., 800.235.2667 - option 3, FAX: 706.324.6330, or kjanke@aflac.com
Media contact - Laura Kane, 706.596.3493, FAX: 706.320.2288, or lkane@aflac.com